                                                                  MARCH 13, 2013

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                        FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-185333

           MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                            DATED FEBRUARY 27, 2012
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               ------------------

Set out below are responses to written comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on February 11, 2013 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company of Connecticut ("MICC") on December 7, 2012 for MetLife Shield Level Selector Annuity (f/k/a MetLife Flex Market Shield Annuity).

1.   STAFF COMMENT:
     -------------

THE STAFF IS CONCERNED WITH THE USE OF THE WORD 'SHIELD' IN BOTH THE NAME OF THE CONTRACT AND THE INVESTMENT OPTIONS. THE STAFF BELIEVES THAT THE TERM WOULD MISLEAD INVESTORS IN AN INSURANCE PRODUCT AS TO THE RISKS THAT THE PRODUCT ENTAILS. PLEASE EITHER REVISE THE NAME USED TO DESCRIBE THE CONTRACT AND INVESTMENT OPTION OR CLARIFY SUPPLEMENTALLY WHY YOU BELIEVE THE TERM WOULD NOT MISLEAD INVESTORS.

RESPONSE:
--------

Comment complied with. Based on conversations between Paul Cellupica of Metropolitan Life Insurance Company and Bill Kotapish of the Commission staff, MICC changed the name of the product to MetLife Shield Level Selector Annuity. MICC also revised the Shield 10, Shield 15 and Shield 25 definitions in the "Special Terms" to include the percentage amount of negative Index Performance the Contract Owner would absorb. SEE pages 1 and 8 of Pre-Effective Amendment No. 1 under the Securities Act of 1933 filed on March 13, 2013 (the "Amendment").

2.   STAFF COMMENT:
     -------------

PLEASE EXPLAIN TO THE STAFF THE BASIS, INCLUDING PRECEDENT, FOR YOUR BELIEF THAT THE INTERESTS IN THE METLIFE FLEX MARKET SHIELD ANNUITY CONTRACT TO BE OFFERED BY MICC ARE QUALIFIED TO BE REGISTERED ON FORM S-3.

RESPONSE: In July of 2012, Form S-3 was amended (the "Form S-3 Amendments") in
--------
a way MICC believes clarifies the use of Form S-3 for insurance contracts issued by an insurance company (SEE SEC Release No. 33-9245 (Jul. 27, 2011) (the "Amending Release")).

In order to be eligible to use Form S-3, a registrant must meet certain eligibility requirements, and the security offering must fall within one of six "conditions." As discussed below, MICC believes that interests in the MetLife Shield Level Selector Annuity are qualified to be registered on Form S-3 because MICC, as registrant, meets the registrant eligibility requirements, and the security offering falls within "Primary Offerings of Non-Convertible Securities Other than Common Equity," one of the six eligible conditions.

In pertinent part, General Instruction I. of Form S-3 requires that a registrant relying on the Form (i) be organized under the laws of the U.S. or any state and have its principal business operation in the U.S., (ii) file reports pursuant to
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (iii) has filed all material required to be filed pursuant to Section 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement, (iv) has not failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant (collectively, a "Material Failure to Pay"), and (v) submitted electronically to the Commission and posted on its corporate Website, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion for a month immediately preceding the filing of the registration statement. MICC meets these conditions because MICC (i) is a stock insurance company chartered in the state of Connecticut and has its principal offices located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910, (ii) is required to file reports pursuant to Section 15(d) of the Exchange Act and has filed all the material and reports required by Section 15(d) in a timely manner for a period of at least twelve calendar months immediately preceding the filing of this registration statement, (iii) has not had a Material Failure to Pay and (iv) has met its Interactive Data File obligations in the last twelve calendar months.

In addition to the registrant-specific requirements, General Instruction I.B. of Form S-3 requires that the security offering meet the particular conditions of any of the six types of security offerings specified. One of these eligible conditions is the "primary offering of non-convertible securities other than common equity" described in General Instruction I.B.2. Prior to the Form S-3 Amendments, there was some debate whether an insurance contract was a "primary offering of non-convertible securities other than common equity" and whether an insurance company could use its outstanding registered insurance contracts (such as registered contracts with a market value adjustment feature and variable annuities) to meet the requirement set forth in the condition that the registrant must have outstanding, as of a date within 60 days prior to the filing of the registration statement, at least $750 million of "non-convertible securities, other than common equity, issued in primary offerings" for cash registered under the Securities Act of 1933. MICC believes the addition of the new instruction (the "New Instruction") to General Instruction I.B.2, brought about by the Amending Release, makes clear that an insurance company using Form S-3 to register offerings of insurance contracts may include the contract value, as of the measurement date, of any outstanding insurance contracts, including variable insurance contracts, issued in offerings registered under the Securities Act when calculating whether it has at least $750 million of non-convertible securities, other than common equity issued in primary offerings. As of October 7, 2012, MICC has over $750 million outstanding in insurance contract value for insurance contracts issued under the Securities Act and thus satisfies this condition.

Other insurance companies have used Form S-3 to register insurance contracts with features similar to the MetLife Shield Level Selector Annuity. SEE Structured Investment Option issued by AXA Equitable Life Insurance Company (SEC File No. 333-180899) and Allstate RightFit issued by Allstate Life Insurance Company (SEC File No. 333-178570). In addition, MICC has registered a number of insurance contracts with market value adjustment features on Form S-3. (SEE SEC File Nos. 333-178884, 333-178885, 333-178886, 333-178888 and 333-178889).

3.   STAFF COMMENT (FRONT COVER PAGE):
     --------------------------------

 (A) PLEASE HIGHLIGHT THE CROSS-REFERENCE TO RISK FACTORS BY PROMINENT TYPE OR IN ANOTHER MANNER. ITEM 501(B)(5) OF REGULATION S-K PER ITEM 1 OF FORM S-3.

     RESPONSE: Comment complied with. SEE page 1 of the Amendment.
     --------

 (B) PLEASE PROVIDE THE THIRD PARAGRAPH IN THE FORM OF A LEGEND. ITEM 501(B)(7) OF REGULATION S-K PER ITEM 1 OF FORM S-3.

     RESPONSE: Comment complied with. SEE page 1 of the Amendment.
     --------

 (C) PEASE INCLUDE AND CONFIRM THAT ALL OTHER DISCLOSURE ITEMS REQUIRED BY ITEM 501 OF REGULATION S-K PER ITEM 1 OF FORM S-3 HAVE BEEN INCLUDED, IN PARTICULAR NOTE ITEM 501(B)(8) (UNDERWRITING) AND ITEM 501(B)(10)(SUBJECT TO COMPLETION).

     RESPONSE: Comment complied with. SEE page 1 of the Amendment.
     --------

4.   STAFF COMMENT (PAGE 5):
     ----------------------

 (A) IN THE INTRODUCTORY SENTENCE, PLEASE ALSO DISCLOSE HOW A READER CAN DISTINGUISH "SPECIAL TERMS" AS THEY APPEAR IN THE PROSPECTUS SO THEY KNOW THAT THEIR MEANING IS PROVIDED HERE, I.E., NOT ALL UPPER CASED TERMS THAT APPEAR IN THE PROSPECTUS ARE TERMS DEFINED IN THE "SPECIAL TERMS" SECTION.

     RESPONSE: Comment complied with. SEE page 5 of the Amendment. All
     --------
     capitalized terms used in the prospectus have been conformed throughout the prospectus.

 (B) PLEASE CONFIRM THE ACCURACY OF THE DEFINITION OF "ACCOUNT VALUE," WHERE THERE IS A REFERENCE TO ADJUSTMENTS "FOR ANY AMOUNTS THAT MAY BE INCLUDED BY RIDER." THE STAFF INDENTIFIED NO APPLICABLE RIDERS AND THUS FOUND THE PHRASE CONFUSING.

     RESPONSE: Comment complied with. The reference to riders has been deleted.
     --------
     SEE page 5 of the Amendment.

 (C) PLEASE CONFIRM THE ACCURACY OF THE DEFINITION OF "BUSINESS DAY." FOR EXAMPLE, IT MAY BE MORE APPROPRIATE TO RELATE IT TO THE OPENING AND CLOSING OF THE NEW YORK STOCK EXCHANGE.

     RESPONSE: Comment complied with. SEE page 5 of the Amendment.
     --------

 (D) PLEASE REVIEW THE DEFINITION OF ALL SPECIAL TERMS, AND REVISE AS APPROPRIATE TO EXPLAIN WHAT THE TERM MEANS. PLEASE NOTE THE FOLLOWING EXAMPLES (THIS LIST IS NOT EXHAUSTIVE):

     (I) TELLING THE READER WHERE TO FIND THE MATURITY DATE DOES NOT EXPLAIN WHAT THE TERMS MEANS.

     (II) COMPARE "MINIMUM PARTIAL WITHDRAWAL AMOUNT" TO "MINIMUM ACCOUNT VALUE" WHERE THE FORMER MAY BE MORE SELF-EXPLANATORY, BUT THE MEANING OF THE LATTER IS UNCLEAR, I.E., A MINIMUM ACCOUNT VALUE UNDER WHAT CIRCUMSTANCES?

     RESPONSE: Comment complied with. The definition of "Maturity Date" and
     --------
     "Minimum Account Value" has been expanded. SEE page 7 of the Amendment.

 (E) FOR THE "MINIMUM GUARANTEED INTEREST RATE," PLEASE SPECIFY THE ACTUAL MINIMUM RATE REQUIRED BY STATE LAW.

     RESPONSE: Comment complied with. SEE page 7 of the Amendment.
     --------

5.   STAFF COMMENT (SUMMARY - PAGE 9):
     --------------------------------

 (A) THE SUMMARY SHOULD BE BRIEF AND NOT CONTAIN ALL THE DETAILED INFORMATION IN THE PROSPECTUS. FOR EXAMPLE, IT IS NOT NECESSARY TO PROVIDE ALL OF THE SHIELD OPTIONS ON PAGE 11 OF THE KEY FEATURES TABLE. ALSO, USING PLAIN ENGLISH PRINCIPLES, PLEASE SIMPLIFY THE EXPLANATION OF TERMS IN THE KEY FEATURES TABLE RATHER THAN REPEATING THE DEFINITIONS PROVIDED IN THE "SPECIAL TERMS" SECTION.

     RESPONSE: Comment complied with. The "Key Features of the Contract" table
     --------
     has been simplified so it is not as detailed as before. The intent of this section is to give the Contract Owner a quick overview of the key features of the product. This section continues to use the terms as defined in the "Special Terms" section to promote consistency across the prospectus.

 (B) PLEASE NOTE THAT THE IDENTITY OF THE INDICES (AS WELL AS ALL OTHER MISSING MATERIAL DISCLOSURES) MUST BE PROVIDED IN A PRE-EFFECTIVE AMENDMENT, WHICH WILL SUBJECT THE REGISTRATION STATEMENT TO FURTHER REVIEW BY THE STAFF.

     RESPONSE: Comment complied with. The names of the indices and related
     --------
     disclosures have been added in the Amendment. SEE page 18 of the Amendment.

 (C) IN THE FORMULA FOR THE RETURN OF PREMIUM DEATH BENEFIT, BEGINNING AT THE END OF THE SUMMARY ON PAGE 12, PLEASE NOTE THAT THE SECOND PRONG OF THE FORMULA DOES NOT ENCOMPASS PURCHASE PAYMENTS MADE INTO THE FIXED ACCOUNT. PLEASE REVISE ACCORDINGLY BOTH HERE AND ANYWHERE ELSE APPLICABLE IN THE PROSPECTUS.

     RESPONSE: Comment complied with. The use of the term "Account Value" has
     --------
     been conformed throughout the prospectus.


6.   STAFF COMMENT (RISK FACTORS - PAGE 14):
     --------------------------------------

 (A) FOR CLARITY, IN LIEU OF PROVIDING ONE BULLET POINT LIST OF RISK FACTORS, PLEASE UTILIZE SUB-CAPTIONS TO DIFFERENTIATE THE DIFFERENT TYPES OF RISK ASSOCIATED WITH THE CONTRACT AND/OR MICC.

     RESPONSE: Comment complied with. SEE pages 11-13 of the Amendment.
     --------

 (B) PLEASE REVISE THE SECOND PARAGRAPH OF THE FIFTH BULLET POINT (FIRST ONE AT TOP OF PAGE 15) TO BE ANOTHER BULLET POINT AND EXPAND THE DISCLOSURE TO FURTHER CLARIFY, IF TRUE, THAT MICC IS NOT OBLIGATED TO OFFER ANY SHIELD OPTIONS AT ALL (SEE SECOND TO LAST SENTENCE OF SECOND PARAGRAPH UNDER "SHIELD OPTION" ON PAGE 18, AND THE PARAGRAPH PRECEDING "TERM' ON PAGE 19), AND PROVIDE ADDITIONAL RISK DISCLOSURE TO ADDRESS THE IMPACT THAT SUCH SITUATION WOULD HAVE ON AN OWNER. IF THIS IS THE CASE, THE STAFF MAY HAVE ADDITIONAL COMMENTS.

     RESPONSE: Comment complied with. At least one Shield Option will always be
     --------
     available. SEE page 17 of the Amendment.


7.   STAFF COMMENT (THE ANNUITY CONTRACT - PAGE 16):
     ----------------------------------------------

     IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH, PLEASE ADD THAT THE PROSPECTUS DESCRIBES ALL MATERIAL RIGHTS AND OBLIGATIONS UNDER THE CONTRACT.

     RESPONSE: Comment complied with. SEE page 13 of the Amendment.
     --------

8.   STAFF COMMENT (INDICIES - PAGE 20):
     ----------------------------------

 (A) PLEASE DISCLOSE THE MINIMUM NUMBER OF DAYS IN ADVANCE OF AN INDEX SUBSTITUTION THAT AN OWNER WILL RECEIVE/MICC WILL SEND WRITTEN "NOTICE" OF THE SUBSTITUTION.

     RESPONSE: Comment complied with. SEE page 19 of the Amendment. MICC may be
     --------
     limited in the amount of notice it can provide because it may not receive much advance notice from the Index provider if the Index provider terminates the index. The amount of notice is generally not relevant to the Contract Owner because a Contract Owner cannot transfer between Shield Options during the Term of the Shield Option. Transfers may only be made at the end of the Term.

 (B) PLEASE PROVIDE A COMPLETE EXPLANATION, INCLUDING EXAMPLES, OF HOW THE INVESTMENT AMOUNT AT THE TERM END DATE WILL BE CALCULATED IN THE EVENT AN INDEX IS SUBSTITUTED BEFORE THE TERM END DATE.

     RESPONSE: Comment complied with. SEE page 18 and Appendix B of the
     --------
     Amendment.

9.   STAFF COMMENT (RATE CREDITING TYPES - PAGE 21):
     ----------------------------------------------

 (A) UNDER "CAP RATE" AND "STEP RATE," RESPECTIVELY, PLEASE DISCLOSE THE MINIMUM GUARANTEED CAP AND STEP RATE.

     RESPONSE: Comment complied with. SEE page 7 of the Amendment.
     --------

 (B) UNDER "CAP RATE" AND "STEP RATE," RESPECTIVELY, PLEASE UTILIZE SIMPLE EXAMPLES TO BETTER ILLUSTRATE HOW EACH RATE CREDITING TYPE OPERATES, INCLUDING AN EXAMPLE TO DEMONSTRATE THE IMPACT OF CHOOSING ONE OVER THE OTHER AS DISCUSSED IN THE SECOND PARAGRAPH UNDER "STEP RATE." FOR EXAMPLE, NOTE THE BASIC EXAMPLES PROVIDED IN THE LATTER HALF OF THE FIRST PARAGRAPH UNDER "SHIELD RATES" BEGINNING ON PAGE 20.

     RESPONSE: Comment complied with. The examples have been revised to show how
     --------
     the Cap Rate and Step Rate would operate over time with fluctuating Index Performance. SEE pages 22 to 24 of the Amendment.

10.  STAFF COMMENT (INVESTMENT AMOUNT - PAGE 22):
     -------------------------------------------

 (A) THE USE OF THE TERM "INVESTMENT AMOUNT" IS NOT CLEAR. IT IS UNCLEAR WHY, IN THE CHART UNDER "EXAMPLE 2 - CALCULATING YOUR INTERIM VALUE" ON PAGE 29 AND UNDER "EXAMPLE 3 - WITHDRAWALS" ON PAGE 34, A ROW SHOWS "INVESTMENT AMOUNT AS OF 2/1/15" WHEN AN INVESTMENT AMOUNT ONLY APPLIES AT THE END OF THE TERM OR 2/1/17.

     RESPONSE: Comment complied with. The examples have been revised to remove
     --------
     data elements not relevant to the immediate example. SEE pages 22 to 24 of the Amendment.

11.  STAFF COMMENT (CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE -
     ----------------------------------------------------------------------
     PAGE 22):
     --------

     THE STAFF RECOMMENDS REVISING EXAMPLE 1 BEGINNING ON PAGE 25 TO BE EASIER TO FOLLOW AND TO BETTER DEMONSTRATE THE ASPECTS OF THE SHIELD OPTION DISCUSSED. FOR EXAMPLE, THE USE OF TWO OWNERS IN TWO TABLES UNNECESSARILY COMPLICATES THE EXAMPLE AND INCLUSION OF A THIRD COLUMN FOR SHIELD OPTION 3 THAT IS NOT INVOLVED IN THE EXAMPLE FURTHER COMPLICATES THE EXAMPLE. IN ADDITION, IN THE EXPLANATION OF WHAT HAPPENS TO EACH OWNER IN EACH SHIELD OPTION BEGINNING ON PAGE 26, PLEASE INCLUDE ADDITIONAL LABELS AND/OR EXPLAIN WHAT EACH OF THE NUMBERS REPRESENTS. PLEASE CONSIDER USING ONE OWNER WITH ONE SHIELD OPTION WITH A SHIELD RATE LESS THAN 100% AND APPLY A SINGLE CAP RATE AND STEP RATE FOLLOWED BY EXAMPLES TO EMPHASIZE THE IMPACT OF THE SHIELD, CAP AND STEP RATES ON THE INVESTMENT AMOUNT. THE EXAMPLES WOULD INCLUDE THE FOLLOWING: (I) NEGATIVE INDEX PERFORMANCE GREATER THAN SHIELD PERCENTAGE; (II) NEGATIVE INDEX PERFORMANCE LESS THAN OR EQUAL TO SHIELD PERCENTAGE; (III) 0% INDEX PERFORMANCE; (IV) POSITIVE INDEX PERFORMANCE LESS THAN THE CAP AND STEP RATE; AND (V) POSITIVE INDEX PERFORMANCE GREATER THAN NOR EQUAL TO THE CAP AND STEP RATE.

     RESPONSE: Comment complied with. The examples have been limited to a single
     --------
     owner and simplified to make them easier to follow. SEE pages 22 to 24 of the Amendment.

12.  STAFF COMMENT (INTERIM VALUE CALCULATION - PAGE 28):
     ---------------------------------------------------

 (A) IN ADDITION TO THE EXAMPLE PROVIDED IN THE LATTER PART OF THE SECOND PARAGRAPH UNDER "PERFORMANCE RATE FOR DETERMINATION OF INTERIM VALUES" AND CONTINUING INTO THE ENSUING THIRD AND FOURTH PARAGRAPHS, PLEASE ADD ANOTHER PARAGRAPH TO EXPLAIN HOW THE ACCRUED STEP RATE WOULD BE CALCULATED.

     RESPONSE: Comment complied with. The examples have been simplified and
     --------
     footnotes have been added to explain how the values are calculated. SEE pages 26 to 27 of the Amendment.

 (B) THE STAFF RECOMMENDS REVISING EXAMPLE 2 BEGINNING ON PAGE 29 TO BE EASIER TO FOLLOW AND TO BETTER DEMONSTRATE THE ASPECTS OF THE INTERIM VALUE CALCULATION DISCUSSED. AGAIN, THE USE OF TWO OWNERS IN TWO TABLES UNNECESSARILY COMPLICATES THE EXAMPLES AND INCLUSION OF THE FIRST AND SECOND COLUMNS FOR SHIELD OPTIONS 1 AND 2 THAT ARE NOT INVOLVED IN THE EXAMPLE FURTHER COMPLICATES THE EXAMPLE. AS WITH EXAMPLE 1, WHEN EXPLAINING WHAT HAPPENS TO EACH OWNER IN EACH SHIELD OPTION BEGINNING ON PAGE 30, PLEASE INCLUDE ADDITIONAL LABELS AND/OR EXPLAIN WHAT EACH OF THE NUMBERS REPRESENTS. MOREOVER, A MAJOR PART OF CALCULATING THE INTERIM VALUE IS DETERMINING THE APPLICABLE ACCRUED VALUES, YET IN LIEU OF PROVIDING A THOROUGH EXPLANATION AS TO HOW THESE VALUES WERE CALCULATED, THE TABLE SIMPLY PROVIDES THE ASTERISK FOOTNOTE TO THE TABLE.

     RESPONSE: Comment complied with. The examples have been simplified and
     --------
     footnotes have been added to explain how the values are calculated. SEE pages 26 to 27 of the Amendment.

13.  STAFF COMMENT (WITHDRAWAL PROVISIONS - PAGE 31):
     -----------------------------------------------

 (A) IN THE SECOND PARAGRAPH, PLEASE DISCLOSE THE VALUE OF THE MINIMUM PARTIAL WITHDRAWAL AMOUNT.

     RESPONSE: Comment complied with. SEE page 27 of the Amendment.
     --------

 (B) AS TOUCHED UPON IN COMMENT 10 ABOVE, IT IS UNCLEAR WHY THE LAST FOUR SENTENCES IN THE FOURTH PARAGRAPH MAKE REFERENCE TO AN "INVESTMENT AMOUNT" IN THE CONTEXT OF A WITHDRAWAL TAKEN BEFORE THE TERM END DATE WHERE THE CALCULATION OF INTERIM VALUES HAS OCCURRED. AGAIN, THE TERM "INVESTMENT AMOUNT" REQUIRES FURTHER CLARIFICATION AS TO ITS ROLE IN THE CALCULATION OF THE INTERIM VALUE.

     RESPONSE: Comment complied with. The examples illustrating the withdrawal
     --------
     concepts have been simplified and footnotes have been added to explain how the values are calculated and the roles they play. SEE pages 30 to 31 of the Amendment.

 (C) PLEASE EXPAND THE FIFTH PARAGRAPH TO MORE FULLY AND COMPLETELY EXPLAIN HOW THE INVESTMENT AMOUNT OF A SHIELD OPTION IS CALCULATED AT THE TERM END DATE AFTER A WITHDRAWAL HAS BEEN TAKEN FROM THE APPLICABLE SHIELD OPTION PRIOR TO THE TERM END DATE.

     RESPONSE: Comment complied with. The examples illustrating the withdrawal
     --------
     concepts have been simplified and footnotes have been added to explain how the values are calculated and the roles they play. In particular, see footnote six to Example 3A and Example 3B. SEE pages 30 to 31 of the Amendment.

 (D) THE STAFF RECOMMENDS REVISING EXAMPLES 3 BEGINNING ON PAGE 34 TO BE EASIER TO FOLLOW AND TO BETTER DEMONSTRATE THE CONSEQUENCES OF TAKING A WITHDRAWAL, SET FORTH IN THE MANNER SUGGESTED IN COMMENTS 11 AND 12.B. ABOVE FOR, RESPECTIVELY, EXAMPLES 1 AND 2. REVISIONS SHOULD ALSO INCLUDE EXAMPLES OF HOW THE INVESTMENT AMOUNT OF A SHIELD OPTION IS CALCULATED AT THE TERM END DATE AFTER A WITHDRAWAL HAS BEEN TAKEN.

     RESPONSE: Comment complied with. The examples illustrating the withdrawal
     --------
     concepts have been simplified and footnotes have been added to explain how the values are calculated and the roles they play. SEE pages 30 to 31 of the Amendment.

14.  STAFF COMMENT (TRANSFERS - PAGE 38):
     -----------------------------------

 (A) THE FIRST PARAGRAPH STATES THAT A TRANSFER MUST TAKE PLACE DURING THE TRANSFER PERIOD. PLEASE DISCLOSE WHEN AND HOW A TRANSFER REQUEST IS EXECUTED IN ORDER TO HAVE A TRANSFER TAKE PLACE DURING THE TRANSFER PERIOD.

     RESPONSE:  Comment  complied  with.  SEE  page  31  of  the  Amendment.
     --------

 (B) THE FOURTH SENTENCE OF THE THIRD PARAGRAPH STATES THAT THE FIXED ACCOUNT MAY NOT BE AVAILABLE. IF IN FACT THERE MAY BE TIMES WHEN NO SHIELD OPTIONS ARE AVAILABLE (SEE COMMENT 6.B. ABOVE), PLEASE CLARIFY WHETHER THE UNAVAILABILITY OF THE FIXED ACCOUNT AND ALL SHIELD OPTIONS ARE MUTUALLY EXCLUSIVE EVENTS OR MAY OCCUR SIMULTANEOUSLY, AND IF THE LATTER IS TRUE, DISCLOSE HOW AN OWNER'S CONTRACT VALUE WOULD BE INVESTED.

     RESPONSE: Comment complied with. At least one Shield Option will always be
     --------
     available. SEE page 17 of the Amendment.

 (C) THE STAFF RECOMMENDS REVISING EXAMPLE 4 BEGINNING ON PAGE 39 TO BE EASIER TO FOLLOW AND TO BETTER DEMONSTRATE THE CONSEQUENCES OF EXECUTING A TRANSFER, SET FORTH IN THE MANNER SUGGESTED IN COMMENTS 11AND 12.B. ABOVE FOR, RESPECTIVELY, EXAMPLES 1 AND 2. IN PARTICULAR, IT MAY SERVE AS A HELPFUL REVIEW TO INCLUDE THE CALCULATION OF THE INVESTMENT AMOUNT AT THE TERM END DATE OF THE SHIELD OPTION FROM WHICH MONEY IS TRANSFERRED TO REFLECT THE APPROPRIATE AMOUNT THAT WOULD BE TRANSFERRED INTO THE NEW SHIELD OPTION.

     RESPONSE: Comment complied with. The examples illustrating the transfer
     --------
     concept have been simplified. SEE pages 32 to 33 of the Amendment.

15.  STAFF COMMENT (OPTIONAL DEATH BENEFIT RETURN OF PREMIUM - PAGE 40):
     ------------------------------------------------------------------

 (A) PLEASE EXPAND ON THE LAST SENTENCE OF THE PARAGRAPH FOLLOWING THE FORMULA FOR THE DEATH BENEFIT (FOURTH PARAGRAPH) TO BETTER EXPLAIN HOW USING THE AGE OF THE OLDER JOINT OWNER WOULD IMPACT THE FORMULA.

     RESPONSE: Comment complied with. The age of the eldest joint owner is used
     --------
     to determine whether the "Optional Death Benefit-Return of Premium" is available. For example, if one of the joint owners is over 72, then it would not be available. SEE page 33 of the Amendment.

 (B) THE LAST SENTENCE OF THE SECTION REFERS THE READER TO APPENDIX B FOR EXAMPLES OF THE RETURN OF PREMIUM DEATH BENEFIT RIDER. PLEASE REVISE THE EXAMPLES IN APPENDIX B TO PROVIDE NARRATIVE EXPLANATIONS OF WHAT IS BEING REFLECTED IN THE TABLE.

     RESPONSE: The Example in Appendix C of the Return of Premium Death Benefit
     --------
     is the standard example for this benefit and is used in a number of products with this death benefit. MICC believes the example is self-explanatory.

 (C) AS EXPLAINED IN THE LAST SENTENCE ON PAGE 39, THE COST OF THE OPTIONAL RETURN OF PREMIUM DEATH BENEFIT RIDER IS REFLECTED IN LOWER CAP AND STEP RATES. PLEASE DISCLOSE THE DIFFERENCE IN SUCH RATES TO GIVE THE READER A BETTER IDEA OF HOW MUCH POTENTIAL POSITIVE EARNINGS THEY WOULD GIVE UP BY ELECTING THE RIDER.

     RESPONSE: Comment complied with. SEE page 33 of the Amendment.
     --------

 (D) THE SECOND PARAGRAPH UNDER "GENERAL DEATH BENEFIT PROVISIONS" ON PAGE 41 EXPLAINS THAT ANY DEATH BENEFIT AMOUNT IN EXCESS OF ACCOUNT VALUE CAN BE ALLOCATED TO THE FIXED ACCOUNT AND THEN, IF NOT AVAILABLE, TO A SHIELD OPTION. PLEASE EXPLAIN THE BASIS FOR ALLOWING A DEATH BENEFIT AMOUNT DETERMINED AS OF THE DEATH OF THE FIRST OF MULTIPLE BENEFICIARIES TO THEN BE "SUBJECT TO FLUCTUATION IN VALUE" AND EXPLAIN HOW FLUCTUATION COULD OCCUR.

     RESPONSE: Comment complied with. The paragraph has been moved to make clear
     --------
     that the Death Benefit Amount in excess of Account Value would only be added to the contract if beneficiary chooses to continue the contract. The fact that any monies added in this matter may be at risk is part of the risk of choosing to continue the contract. SEE page 34 of the Amendment.

 (E) IN THE LAST SENTENCE OF THE FIRST PARAGRAPH UNDER "TOTAL CONTROL ACCOUNT" ON PAGE 41, PLEASE DISCLOSE THE VALUE FOR THE GUARANTEED MINIMUM ANNUAL EFFECTIVE RATE.

     RESPONSE: This "Total Control Account" is outside the registered contract
     --------
     and MICC cannot specify what the interest rate would be at this time.

 (F) THE "DEATH BENEFIT OPTIONS" SUB-SECTION ON PAGE 42 STATES THAT A BENEFICIARY "MUST CHOOSE PAYMENT OF THE DEATH BENEFIT UNDER ONE OF THE OPTIONS [(A) THROUGH (C)]." PLEASE RECONCILE HAVING TO ELECT ONE OF THESE OPTIONS WITH THE ABILITY TO ELECT THE "CONTROLLED PAYOUT" OR "TOTAL CONTROL ACCOUNT" DISCUSSED ON PAGE 41, I.E., ARE OPTIONS (A) THROUGH (C) TYPES OF CONTROLLED PAYOUT AND/OR TOTAL CONTROL ACCOUNTS?

     RESPONSE: Controlled payout is chosen by the Contract Owner and cannot be
     --------
     changed by the Beneficiary. If the controlled payout is not chosen by the Contract Owner, the Beneficiary(s) may choose Option 1, Option 2 or Option 3 as set forth on page 35 of the Amendment. The Total Control Account is available only in Option 1. SEE page 35 of the Amendment.

 (G) IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH UNDER "NON-SPOUSAL BENEFICIARY CONTINUATION" ON PAGE 43, PLEASE DISCLOSE THE VALUE FOR THE "PUBLISHED MINIMUM FOR THIS RIGHT," OR EXPLAIN HOW THIS VALUE IS DETERMINED.

     RESPONSE: Comment complied with. SEE page 36 of the Amendment.
     --------

16.  STAFF COMMENT (FEDERAL TAX CONSIDERATIONS -- 46):
     ------------------------------------------------

     PLEASE CONFIRM THIS SECTION IS CURRENT.

     RESPONSE: Comment complied with. SEE pages 39 to 43 of the Amendment.
     --------

17.  STAFF COMMENT (DISTRIBUTION OF CONTRACTS - PAGE 53):
     ---------------------------------------------------

     PLEASE FILL IN ALL BLANK PERCENTAGES.

     RESPONSE: Comment complied with. SEE page 47 of the Amendment.
     --------

18.  STAFF COMMENT (MATERIAL CHANGES):
     --------------------------------

     PLEASE CONFIRM COMPLIANCE WITH ITEM 11 OF FORM S-3

     RESPONSE: Comment complied with. There have been no material changes. MICC
     --------
     will file updated financials at the end of March 2013, which will be incorporated by reference in the section on page 58 in Pre-Effective Amendment No. 2 that MICC expects to file on April 5(th). This second pre-effective amendment will also have the requisite consents from the accountants.

19.  STAFF COMMENT:
     -------------

     PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 13.

     RESPONSE: Comment complied with.
     --------

20.  STAFF COMMENT:
     -------------

     PLEASE INCLUDE CONSENT UNDER EXHIBIT 23 FOR THE LEGAL OPINION TO BE PROVIDED AS EXHIBIT 5.

     RESPONSE: Comment complied with.
     --------

21.  STAFF COMMENT:
     -------------

     PLEASE PROVIDE NEW POWERS OF ATTORNEY IN LIEU OF THOSE FILED ALONG WITH THE REGISTRATION STATEMENT AND ENSURE THAT THEY "RELATED TO A SPECIFIC FILING" AS REQUIRED BY RULE 483(B) UNDER THE SECURITIES ACT OF 1933.

     RESPONSE: Comment complied with.
     --------

22.  STAFF COMMENT:
     -------------

     ANY FINANCIAL STATEMENTS, EXHIBITS, AND ANY OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

     RESPONSE: MICC anticipates filing Pre-Effective Amendment No. 2 on April 5,
     --------
     2013 to provide updated financials and expenses for Item No. 14.

23.  STAFF COMMENT:
     -------------

     WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANTS ARE IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

     RESPONSE: MICC will file as correspondence on EDGAR the requested
     --------
     representations when it files Pre-Effective Amendment No. 2.

                           *     *     *     *     *